Exhibit 99.1

Voting Results of 2023 Annual General Meeting

At Alibaba Group Holding Limited’s (the “Company”) annual general meeting of shareholders held on September 28, 2023 (the “AGM”), the Company’s shareholders voted in favor of the following proposals:

●	to elect Eddie Yongming WU to serve the remaining term of Group II directors (which will end at the Company’s 2025 general meeting), or until his successor is elected or appointed or his earlier resignation or removal;

●	to elect each of Maggie Wei WU and Kabir MISRA to serve as Group III directors for a three-year term, or until their successors are elected or appointed or their earlier resignation or removal; and

●	to ratify the appointments of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as the Company’s U.S. and Hong Kong independent registered public accounting firms, respectively, for the fiscal year ending March 31, 2024.

A total of approximately 16 billion ordinary shares, including those underlying American depositary shares (“ADSs”), representing approximately 79% of the ordinary shares issued and outstanding as of August 15, 2023, the record date, were present in person or by proxy at the AGM.

The results of the votes are as follows:

	For		Against		Abstain
Resolutions	Votes	%	Votes	%	Votes	%
Election of Directors
Eddie Yongming WU (Group II)	15,806,523,611	98.7%	182,533,539	1.1%	26,742,169	0.2%
Maggie Wei WU (Group III)	15,745,709,479	98.3%	243,644,951	1.5%	26,444,889	0.2%
Kabir MISRA (Group III)	15,350,204,441	95.8%	639,794,077	4.0%	25,800,801	0.2%
Ratification of appointments of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as the U.S. and Hong Kong independent registered public accounting firms of the Company, respectively, for fiscal year 2024	15,187,017,733	94.8%	801,878,213	5.0%	26,903,373	0.2%

The Company was granted a discretionary proxy by Citibank, N.A., the depositary of the ADSs, pursuant to the Deposit Agreement governing the ADSs, to vote the ordinary shares underlying approximately 525 million ADSs for which no voting instructions were given by the holders. The Company designated Joseph Tsai, Chairman, who exercised the discretionary proxy on behalf of the Company to vote in favor of each of the proposals submitted for shareholder approval at the AGM.